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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                     November 2004

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Press Release, January 12th, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

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Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada M5C 1T4

Telephone: (416) 368-9932

Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com

Trading Symbol: AGI TSX

January 12th, 2004

Alamos Gold Inc. Announces New Issue

Toronto, Ontario – January 12th, 2004 – Alamos Gold Inc. (TSX: AGI) (“Alamos”) announces that it has entered into an agreement to sell to a syndicate of underwriters on an bought deal basis $45 million aggregate principal amount of 5.50% convertible senior debentures due February 15, 2010 (the “Debentures”). The Debentures will bear interest at a rate of 5.50% per annum, and will be convertible at the option of the holder into common shares of Alamos Gold at a conversion rate of 188.6792 common shares per $1,000 principal amount of Debentures, which is equal to a conversion price of approximately $5.30 per common share. The offering is expected to close on or about February 2, 2005.

The net proceeds of the offering will be used to assist in funding the development of the Mulatos Project in Sonora, Mexico. Any additional net proceeds will be used for exploration, working capital and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. Alamos’s common shares are traded on the Toronto Stock Exchange under the symbol “AGI”.

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey President and Chief Executive Officer Tel: 416-368-9932 x203 Email: jmccluskey@alamosgold.com	Victoria Vargas de Szarzynski Investor Relations Tel: 416-368-9932 x201 Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The securities offered have not been and will not be registered under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities law. Certain of the information contained in this news release constitute "forward-looking statements". Such forward-looking statements include the company's expectations related to the closing of the private placement and the use of proceeds. Forward looking statements are not statements of historical fact and factors may cause the actual results, performance or achievements of the Company to be materially different from those set forth in such statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

December 16, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary